15049643

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 09 2015
WASH. D.C.
201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41562

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HSBC Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10018-2786 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven N Lombardo 212-525-3425
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
((Name – *if individual, state last, first, middle name*))

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Steven N Lombardo, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of HSBC Securities (USA) Inc., as of December 31, 2014, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

VINCENT J. TOIA
Notary Public, State of New York
No. 01-4989328
Qualified in Suffolk County
Cert. Filed in New York County
Commission Expires Dec. 2, 2017

Steven N Lombardo
Signature

Chief Financial Officer
Title

Vincent J Toia
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
HSBC Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of HSBC Securities (USA) Inc. as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of HSBC Securities (USA) Inc. as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 6, 2015

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

Statement of Financial Condition

December 31, 2014

(Dollars in thousands)

Assets

Assets:		
Cash	$	56,442
Cash and securities segregated under federal and other regulations		455,626
Financial instruments, at fair value		2,373,706
Financial instruments, at fair value, pledged		12,753,442
Securities received as collateral		963,107
Securities purchased under agreements to resell (includes $1,052,053 at fair value)		35,784,349
Receivable under securities borrowing arrangements		26,887,141
Receivable from brokers, dealers, clearing organizations, and customers		1,955,952
Goodwill		10,865
Other assets		177,883
Total assets	$	81,418,513

Liabilities and Stockholder's Equity

Liabilities:		
Short-term borrowings	$	200,427
Financial instruments sold, not yet purchased, at fair value		1,719,644
Financial instruments sold, not yet purchased, at fair value, obligation to return collateral		11,465,412
Obligation to return securities received as collateral		963,107
Securities sold under agreements to repurchase (includes $152,836 at fair value)		63,506,374
Payable to brokers, dealers, clearing organizations, and customers		1,829,069
Accounts payable and accrued liabilities		340,401
Total liabilities		80,024,434
Commitments and contingent liabilities:		
Liabilities subordinated to claims of general creditors		650,000
Total stockholder's equity		744,079
Total liabilities and stockholder's equity	$	81,418,513

The accompanying notes to the statement of financial condition

(1) Organization

HSBC Securities (USA) Inc. (the Company) is a wholly owned subsidiary of HSBC Markets (USA) Inc. (the Parent), whose ultimate parent is HSBC Holdings plc (HSBC). The Company is an indirect wholly owned subsidiary of HSBC North America Holdings Inc. (HNAH), which is an indirect wholly owned subsidiary of HSBC.

The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and a registered Futures Commission Merchant (FCM) with the Commodity Futures Trading Commission (CFTC). In 1996, HSBC was granted the authority by the Federal Reserve Board to engage, through the Company, in limited underwriting and dealing activities under the Bank Holding Company Act of 1956, as amended. The Company is engaged in underwriting, dealing, and brokering a full range of debt and equity securities and futures contracts. The Company is also a primary dealer in U.S. Government and government agency securities.

The Company is a member of the Financial Industry Regulatory Authority (FINRA), New York Stock Exchange (NYSE), CME Group Inc. (CME), Intercontinental Exchange (ICE), LCH.Clearnet Ltd (LCH), Securities Investor Protection Corporation (SIPC), and The Options Clearing Corporation (OCC). The Company is eligible to clear over-the-counter derivatives at the CME, ICE and LCH.

The Company utilizes Pershing LLC (Pershing), a nonaffiliated broker-dealer, as its clearing agent for general securities brokerage transactions. Pershing carries the cash and margin accounts for the Company's retail brokerage customers (both domestic and international) on a fully disclosed basis. The Company is self-clearing for its businesses other than its retail brokerage business.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and prevailing industry practice, both of which require the use of estimates by management. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates, including the fair value measurements of certain financial assets and financial liabilities, by their nature, are based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis based on historical and existing environmental factors such as industry, political and economic data which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Management does not believe that actual results will differ materially from these estimates.

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

(Continued)

(b) Financial Instruments and Financial Instruments Sold, Not Yet Purchased

Financial instruments and financial instruments sold, not yet purchased, including proprietary securities, options, futures and other derivative transactions, are reported in the statement of financial condition on a trade-date basis and are recorded at fair value. Refer to Note 6(c), *Financial Instruments, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value- Fair Value Measurements and Hierarchy*, for further discussion on fair value measurements.

Securities, options, futures and other derivative transactions executed by the Company as agent for customers are reflected in the statement of financial condition on a settlement date basis. Receivables and payables relating to transactions that have not reached their contractual settlement date are reflected net on the statement of financial condition.

(c) Collateralized Financing Transactions

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are generally recorded at the amount of cash paid or received, plus accrued interest. Reverse repurchase and repurchase agreements with the same counterparty, same maturity date, and which are subject to master netting arrangements, are presented net in the statement of financial condition in accordance with the guidance issued by the Financial Accounting Standards Board (FASB). In connection with reverse repurchase agreements, it is the Company's policy to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when appropriate. The Company has elected the fair value option for certain repurchase agreements and reverse repurchase agreements. For further discussion of the fair value option, see Note 6(b), *Financial Instruments, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value – Fair Value Option.*

Securities borrowing and securities lending arrangements are recorded as collateralized financing agreements and are generally recorded at the amount of cash paid or received, plus accrued interest. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. The Company presents securities borrowing and securities lending transactions as receivable and payable under securities borrowing arrangements and lending arrangements, respectively, in the statement of financial condition.

During the normal course of business, the Company pledges its own assets as collateral pursuant to reverse repurchase agreements and securities borrowing arrangements. Trading inventory pledged as collateral, which can be sold or repledged by the creditor, is classified as Securities received as collateral on the statement of financial condition. To the extent the Company sells collateral pledged

to it, principally to settle short sale transactions, this amount is recorded as Obligation to return securities received as collateral on the statement of financial condition.

(d) Income Taxes

The Company is included in HNAH's consolidated federal income tax return and in various combined state income tax returns. As such, the Company has entered into a tax allocation agreement with HNAH and its subsidiary entities ("the HNAH Group") included in the consolidated return which governs the current amount of taxes to be paid or received by the various entities included in the consolidated return filings. Generally, such agreements allocate taxes to members of the HNAH Group based on the calculation of tax on a separate return basis, adjusted for the utilization or limitation of credits of the consolidated group. To the extent all the tax attributes available cannot be currently utilized by the consolidated group, the proportionate share of the utilized attribute is allocated based on each affiliate's percentage of the available attribute computed in a manner that is consistent with the taxing jurisdiction's laws and regulations regarding the ordering of utilization. In addition, the Company files some separate company state tax returns.

The Company recognizes deferred tax assets and liabilities for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for state tax credits and state net operating losses. Any Federal tax credits that cannot be currently utilized by the consolidated group are effectively transferred to HNAH and reflected within HNAH's deferred tax assets. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the deferred tax items are expected to be realized. If applicable, valuation allowances are recorded to reduce deferred tax assets to the amounts the Company concludes are more likely than not to be realized. Since the Company is included in HNAH's consolidated federal tax return and various combined state tax returns, the related evaluation of the recoverability of the deferred tax assets is performed at the HNAH consolidated level. The Company considers the HNAH Group's consolidated deferred tax assets and various sources of taxable income, including the impact of HSBC and the HNAH Group tax planning strategies, in reaching conclusions on recoverability of deferred tax assets. The HNAH Group evaluates deferred tax assets for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance, projections of future taxable income, future reversals of existing taxable temporary differences, tax planning strategies and any available carryback capacity. In evaluating the need for a valuation allowance, the HNAH Group estimates future taxable income based on management approved business plans, future capital requirements and ongoing tax planning strategies, including capital support from HSBC necessary as part of such plans and strategies. This process involves significant management judgment about assumptions that are subject to change from period to period. Only those tax planning strategies that are both prudent and feasible, and for which management has the ability and intent to implement, are incorporated into our analysis and assessment.

Where a valuation allowance is determined to be necessary at the HNAH consolidated level, such allowance is allocated to principal subsidiaries within the HNAH Group in a manner that is systematic, rational and consistent with the broad principles of accounting for income taxes. The methodology generally allocates the valuation allowance to the principal subsidiaries based primarily on the entity's relative contribution to the HNAH Group's consolidated deferred tax asset against which the valuation allowance is being recorded.

Further evaluation is performed at the Company entity level to evaluate the need for a valuation allowance where the Company files separate company state income tax returns. Foreign taxes paid are applied as credits to reduce federal income taxes payable, to the extent that such credits can be utilized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(3) New Accounting Pronouncements Adopted

Unrecognized Tax Benefits In July 2013, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) that provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss (NOL) carryforward, a similar tax loss, or a tax credit carryforward exists in the same tax jurisdiction. The ASU 2013-11 requires an entity to present the unrecognized tax benefit as a reduction of the deferred tax asset for an NOL or tax credit carryforward whenever the NOL or tax credit carryforward would be available to reduce the additional taxable income or tax due if the tax position is disallowed. However, the ASU requires an entity to present an unrecognized tax benefit on the balance sheet as a liability if certain conditions are met. The new guidance was effective for all annual and interim periods beginning January 1, 2014. The adoption of this guidance did not have an impact on the Company's unrecognized tax benefit liability.

(4) New Accounting Pronouncements to be Adopted in Future Periods

Repurchase to Maturity Transactions, Repurchase Financings, and Disclosures In June 2014, the FASB issued an ASU which changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting and requires secured borrowing accounting for the repurchase agreement in a contemporaneous repurchase financing arrangement. The accounting changes in the ASU will be effective for all annual and interim periods beginning January 1, 2015 and will require the changes in accounting for transactions outstanding on the effective date to be presented as a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The ASU also requires new disclosure about certain transactions accounted for as a sale to be presented for interim and annual periods beginning January 1, 2015, and new disclosure about repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings to be presented for annual periods

(Dollars in thousands)

beginning January 1, 2015, and for interim periods beginning April 1, 2015. The adoption of this guidance is not expected to have a significant impact on the Company's financial position.

(5) Cash and Securities Segregated Under Federal and Other Regulations

As of December 31, 2014, cash of $336,632 and qualified securities with a market value of $118,994 have been segregated in special reserve bank accounts for the exclusive benefit of customers in accordance with Regulations 1.32 and 30.7 of the Commodity Exchange Act and Rule 15c3-3 of the Securities Exchange Act of 1934, respectively.

In the normal course of business, the Company has deposited U.S. Government securities, with a fair value of $1,838,152 as of December 31, 2014, as collateral at various clearing organizations. These securities are included in financial instruments at fair value, pledged on the statement of financial condition.

(6) Financial Instruments, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments, at fair value and financial instruments sold, not yet purchased, at fair value at December 31, 2014, consisted of the following:

	Financial instruments	Financial instruments sold, not yet purchased
U.S. government treasury notes, bonds, strips, and zeros	$ 11,575,004	$ 11,221,872
U.S. government agency securities	1,689,140	285,043
U.S. government treasury bills	121,821	812,606
Total U.S. government and government agency securities	13,385,965	12,319,521
Corporate debt	1,547,874	843,637
Asset-backed securities	142,718	—
Equities	21,293	1,857
Municipal securities	6,039	5
Derivative financial instruments	23,259	20,036
Total	15,127,148	13,185,056
Less:		
Financial instruments pledged	(12,753,442)	—
Obligation to return collateral	—	(11,465,412)
	$ 2,373,706	$ 1,719,644

(Dollars in thousands)

As part of its financing activities, the Company has also accepted collateral that it is permitted to sell or repledge, the fair value of which was $83,453,490 as of December 31, 2014. Collateral in the amount of $83,146,838 has been sold or repledged. This is in excess of amounts recorded in the statement of financial condition due to various netting arrangements.

The Company has borrowed collateral and pledged collateral received in the amount of $963,107 as of December 31, 2014. The market value of the collateral borrowed and pledged was $944,812 and $963,360, respectively.

(a) Derivative Financial Instruments

In the normal course of its business, the Company enters into derivative transactions including financial futures contracts, exchange-traded options, securities purchased or sold on a delayed delivery or forward basis, FX forwards and interest rate swaps. These derivative instruments are held for trading purposes and as economic hedges to manage its exposure to market, credit, and interest rate risks. Derivative instruments are recorded at fair value in the statement of financial condition.

A summary of the Company's derivative instruments, executed through regulated exchanges and over the counter markets, at contract or notional amounts, together with their fair values at December 31, 2014, is presented below. Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instruments, they are not indicative of the potential loss.

(Dollars in thousands)

	Contractual/ Notional amount	Derivative Assets		Derivative Liabilities	
		Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate derivatives:					
Futures	$ 1,350,800	Financial instruments, at fair value	—	Financial instruments sold, not yet purchased, at fair value	—
Options	500,000	Financial instruments, at fair value	9	Financial instruments sold, not yet purchased, at fair value	5
Interest rate forwards	15,830,916	Financial instruments, at fair value	21,136	Financial instruments sold, not yet purchased, at fair value	20,031
FX Forwards	20,253	Financial instruments, at fair value	2,114	Financial instruments sold, not yet purchased, at fair value	—
Total	$ 17,701,969		23,259		20,036

(b) *Fair Value Option*

The FASB issued guidance which provides a fair value option that allows the Company to irrevocably elect fair value, on an instrument by instrument basis, as the initial and subsequent measurement attribute for most financial assets, financial liabilities, and unrecognized firm commitments, previously recognized at fair value. The guidance permits the Company to elect to measure certain eligible items at their initial recognition or upon occurrence of an event that gives rise to a new basis of accounting for that eligible item. The Company has elected to apply the fair value option to certain reverse repurchase agreements and repurchase agreements, with a fair value of $1,052,053 and $152,836 respectively, as of December 31, 2014.

(c) *Fair Value Measurements and Hierarchy*

Accounting principles related to fair value measurements provide a framework for measuring fair value and focuses on an exit price in the principal (or alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants (the Fair Value Framework). The Fair Value Framework establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 measurements include most Treasury bills, U.S. government and government agency securities (non-callable), active exchange-traded equity securities, and exchange-traded derivatives.

Fair values determined by Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 2 measurements include government agency securities (callable), commercial paper, corporate and municipal bonds, reverse repurchase and repurchase agreements, certain equity securities and over-the-counter derivatives.

Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. Level 3 measurements include certain mortgage-backed securities.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities at the end of each reporting period taking into consideration the valuation technique applied in determining fair value. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy upon review. The following table presents information about the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2014.

(Dollars in thousands)

	Fair Value Measurement on Recurring Basis as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities purchased under agreements to resell	$ —	1,052,053	—	1,052,053
Financial instruments owned:				
U.S. government treasury notes, bonds, strips, and zeros	11,575,004	—	—	11,575,004
U.S. government agency securiti	1,179,533	509,607	—	1,689,140
U.S. government treasury bills	121,821	—	—	121,821
Corporate debt	—	1,547,874	—	1,547,874
Asset-backed securities	—	142,701	17	142,718
Equities	8,110	13,183	—	21,293
Municipal securities	—	6,039	—	6,039
Financial instruments, excluding derivative assets	12,884,468	2,219,404	17	15,103,889
Derivative assets	—	23,259	—	23,259
Total	$ 12,884,468	3,294,716	17	16,179,201

(Continued)

(Dollars in thousands)

Fair Value Measurement on Recurring Basis as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold under agreements to repurchase	$ —	152,836	—	152,836
Financial instruments sold, not yet purchased:				
U.S. government treasruy notes, bonds, strips and zeros	11,221,872	—	—	11,221,872
U.S. government agency securities	147,414	137,629	—	285,043
U.S. government treasruy bills	812,606	—	—	812,606
Corporate debt	—	843,637	—	843,637
Equities	999	858	—	1,857
Municipal securities	5	—	—	5
Financial instruments sold, not yet purchased, excluding derivative liabilities	12,182,896	982,124	—	13,165,020
Derivative liabilities	—	20,036	—	20,036
Total	$ 12,182,896	1,154,996	—	13,337,892

The Company had no transfers between Level 1 and 2 measurements within the fair value hierarchy. There were no material movements in Level 3 securities during the year.

(d) ***Valuation Techniques for Major Assets and Liabilities***

Debt and Equity Securities

Where available, equity, debt, preferred securities and exchange-traded derivatives are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities where possible.

The fair value measurements for Level 2 financial instruments are primarily determined or validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying collateral. The Company determines whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources.

(Dollars in thousands)

The valuation of Level 3 debt is less transparent due to ongoing market dislocation and uncertainty. For these securities, the Company applies valuation techniques that may include significant inputs that are unobservable from objective sources (which may include probability of default and loss severity based on the collateral types and the performance assumptions of the collateral). To ensure that the valuation presented is appropriate, the Company also compares the valuation output to the hypothetical estimates using the relevant market indices as inputs.

(e) ***Additional disclosures for financial instruments not carried at fair value***

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. The following table presents information on these financial instruments as of December 31, 2014.

	Carrying Value	Estimated fair value	Level 1	Level 2	Level 3
Financial assets:					
Cash	$ 56,442	56,442	56,442	—	—
Cash segregated pursant to federal and other regulations	336,632	336,632	336,632	—	—
Securities segregated pursant to federal and other regulations	118,994	118,994	—	118,994	—
Securities purchased under agreement to resell	34,732,296	34,732,296	—	34,732,296	—
Receivable under securities borrowing arrangements	26,887,141	26,887,141	—	26,887,141	—
Securities pledged under collateral agreement	963,107	963,107	—	963,107	
Receivable from brokers, dealers, clearing organizations, and customers	1,955,952	1,955,952	—	1,955,952	—
Financial Liabilities:					
Short-term borrowings	200,427	200,427	—	200,427	—
Securities sold under agreement to repurchase	63,353,538	63,353,538	—	63,353,538	—
Obligation to return securities received as collateral	963,107	963,107	—	963,107	—
Payables to brokers, dealers, clearing organizations, and customers	1,829,069	1,829,069	—	1,829,069	—
Liabilities subordinated to claims of general creditors	650,000	650,000	—	650,000	—

(Dollars in thousands)

(7) Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Customers

The balances shown as receivable from and payable to brokers, dealers, clearing organizations, and customers comprise the following:

Receivable from:		
Exchanges and clearing organizations	$	1,430,323
Fail to deliver		283,513
Other receivables from brokers and dealers		123,822
Customers		118,294
	$	1,955,952
Payable to:		
Customers	$	984,680
Securities transactions not yet settled, net		325,369
Fail to receive		313,673
Exchanges and clearing organizations		203,198
Other payables to brokers and dealers		2,149
	$	1,829,069

The Company considers certain customers to be affiliates. Refer to Note 10, *Related Parties*.

(Dollars in thousands)

(8) Other Assets

The composition of other assets at December 31, 2014 was as follows:

Dividends and accrued interest receivable	$	97,039
Internally generated software, net		20,868
Deferred tax assets, net		17,912
Current tax receivable		13,725
Receivables from affiliates		10,263
Prepaid expenses		5,658
Exchange memberships, at cost (market value $3,610)		255
Other		12,163
	$	177,883

(9) Short-Term Borrowings

Short-term borrowings represent unsecured loans used to finance operations, including the securities settlement process.

At December 31, 2014, a loan of $200,000 was outstanding under an uncommitted unsecured credit line with an affiliate. This credit facility matures on September 13, 2015.

Committed unsecured facilities represent contractual lines of credit with annual renewal dates. The committed unsecured bank lines have various maturity dates through December 1, 2015. Uncommitted unsecured and secured facilities represent lines of credit without a contractual obligation to fund that facility. These committed and uncommitted facilities are used to fund the day-to-day operations of the Company. At December 31, 2014, the Company had undrawn unsecured credit facilities totaling $4,306,000, of which $3,450,000 was from an affiliate and $856,000 was from third party banks. Of the $3,450,000 affiliate facilities, $2,700,000 was uncommitted and $750,000 was committed. Of the $856,000 third party bank facilities, $450,000 was committed and $406,000 was uncommitted.

Interest rates on short-term borrowings are at market interest rates as of December 31, 2014.

In light of current market conditions, the Company has determined that a material adverse change has not occurred for line of credit arrangements that could require acceleration of repayment or termination of lines of credit.

(Dollars in thousands)

(10) Related Parties

In the normal course of business, the Company's operations may include significant transactions conducted with affiliate entities. These transactions occur at prevailing market rates and terms and are governed by contractual agreements between the Company and its affiliates.

Balances and amounts resulting from transactions with related parties included in the statement of financial condition are presented below:

Assets:		
Cash	$	27,649
Financial instruments, at fair value		199,330
Securities purchased under agreements to resell		6,692,439
Receivable from:		
Fail to deliver		52,898
Other receivables from brokers and dealers		63,154
Customers		67,410
Other assets		11,289
Liabilities:		
Short-term borrowings	$	200,389
Securities sold under agreements to repurchase		10,179,226
Financial instruments sold not yet purchased, at fair value		22
Payable to:		
Securities transactions not yet settled, net		984,392
Customers		555,938
Fail to receive		88,809
Other payables to brokers and dealers		1,592
Accounts payable and accrued liabilities		51,167
Liabilities subordinated to claims of general creditors:		
Floating rate revolving subordinated loan due June 15, 2019 at three-month LIBOR plus 150 basis points	$	650,000

Employees of the Company may participate in benefit plans sponsored by HNAH and equity compensation plans sponsored by HSBC. Refer to Note 11, *Post Retirement Benefits*, and Note 12, *Stock Option Plans and Restricted Share Plan*, for further information.

The Company has entered into revolving subordinated loan agreements with two affiliates. The Company has a $700,000 revolving subordinated loan facility due June 15, 2019 with HNAH at three-month LIBOR plus 150 basis points. As of December 31, 2014, the Company has drawn $650,000 from the total facility of $700,000. The Company also has a $500,000 revolving subordinated loan facility due March 15, 2017 with HSBC USA Inc. at LIBOR plus 300 basis points. As of December 31, 2014, no amount has been drawn from the total facility of $500,000.

(Dollars in thousands)

The subordinated loans are covered by an agreement approved by FINRA and are, therefore, available in computing net capital under the Securities and Exchange Commission (SEC)'s Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

At December 31, 2014, the Company has entered into FX forwards, and interest rate forwards with affiliates for notional values of $20,253, and $3,754,257, respectively. The fair values were $2,114 and $20,259, respectively.

(11) Post Retirement Benefits

Employees of the Company are covered under HNAH's noncontributory defined benefit pension plan and defined contribution pension plan. In addition, certain employees of the Company are covered under HNAH's welfare benefit plan providing retiree medical benefits. These plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). HNAH reserves the right to amend, suspend, or terminate the plans and the benefits provided to the extent permitted by law, in whole or in part, at any time and for any reason.

(a) Pension Plan

The HSBC – North America (U.S.) Pension Plan (Pension Plan) is a defined benefit pension plan sponsored by HNAH. The Pension Plan has both a final average pay formula, which uses base pay and years of credited service, and a cash balance formula. Participants become 100% vested after three years of service.

The final average pay formula covered all employees of the Company hired prior to January 1, 1997 who attained the age of 21 and completed one year of eligibility service, defined generally as a minimum of 1,000 hours in a 12-month period.

Employees hired on or after January 1, 1997 qualify for the cash balance formula, which provides employees who have attained the age of 21 and have completed one year of eligibility service with the Company paid retirement account credits equal to 2% of eligible pay plus interest credits. The definition of eligible pay includes base pay, bonus pay, commissions, and overtime.

In November 2009, the HNAH Board of Directors approved a plan to cease all future benefit accruals of final average pay formula participants effective January 1, 2011. Any service or pay earned by such participants after December 31, 2010 will not be used in benefit calculations under the final average pay formula. However, continued employment with a participating HSBC employer will maintain a participant's eligibility to reach age and service milestones for early retirement subsidies and features which may be available under the formula. Pension Plan accruals of all eligible participants beginning January 1, 2011, including participants who had accrued a benefit under the final average pay formula, will only be provided under the cash balance formula.

(Dollars in thousands)

In July 2012, the HNAH Board of Directors approved a plan to cease all future benefit accruals of cash balance formula participants effective January 1, 2013. Any service or pay earned by such participants after December 31, 2012, will not be used for benefit calculations under the cash balance formula. Interest rate credits will continue to be credited to existing cash balance accounts until the account is distributed to the participant or beneficiary(ies) of the account.

The costs of the Pension Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Pension Plan's net assets as they relate to the employees of the Company.

(b) Tax Reduction Investment Plan (TRIP)

The TRIP is a defined contribution pension plan sponsored by HNAH. All employees of the Company who have completed 30 days of employment are eligible to participate in TRIP. Employees may elect to contribute up to 40% of their salaries, overtime, commissions, and bonuses up to the legal limitations. HNAH matches employee contributions $3-for-$1 on the first 1% contribution. In addition, HNAH matches $1-for-$1 on the next 2% to 4% of earnings contributed. Participants are 100% vested in the value of their personal contributions, the employer matching contributions, and earnings and/or losses on such contributions.

(c) Retiree Medical

The HSBC – North America (U.S.) Retiree Health Plan (Retiree Health Plan) is an employee welfare benefit plan sponsored by HNAH. Employees of the Company who were hired before January 1, 1993 (except certain former Republic National Bank employees) are generally eligible to participate in the retiree medical benefit component of the Retiree Health Plan provided that, at the time the employee retires, the employee is employed by the Company as a regular full-time employee, qualifies for an immediate pension benefit from the Pension Plan, and meets certain age and service requirements. Employees hired or rehired by the Company on or after January 1, 1993 are not eligible for retiree medical benefits.

The premium amount paid by retirees for retiree medical benefit coverage varies by type of coverage, retirement date and total years of credited service, although the Company generally pays the entire cost of coverage for individuals who retired before January 1, 1993, subject to a contribution limitation based on the cost of coverage in 1992. The coverage for retirees over age 65 is limited to a Medicare supplement plan with a lifetime maximum of $20 per covered person.

(Dollars in thousands)

(12) Stock Option Plans and Restricted Share Plan

In 2014, equity awards of HSBC were granted to eligible employees under the restricted share plan. The Company had the following stock option and restricted share plans:

(a) HSBC Holdings Savings-Related Share Option Plan

Options have been granted to employees of the Company under the HSBC Holdings Savings-Related Share Option Plan. Under the plan, employees have the choice to buy shares in HSBC at a discounted price fixed at the beginning of a one, three, or five-year contribution period. Employee contributions to the plan cannot exceed $400 per month. At the end of the one, three, or five-year periods, employees have a six month period to exercise their option to buy HSBC shares or receive the cash equivalent of selling all or a portion of the shares back to the Company at the market price at the date of exercise.

The Plan was discontinued in 2013.

Options outstanding at December 31, 2014 were 214,855. The weighted average price outstanding was $6.11. The weighted average vesting period for options outstanding, at December 31, 2014, was 0.87 years.

There were 28,589 options exercisable at December 31, 2014. The exercise price on options outstanding was between $4.88 and $8.21.

(b) Employee Stock Purchase Plans

During 2014, we introduced the HSBC International Employee Share Purchase Plan (the "HSBC ShareMatch Plan"). The HSBC ShareMatch Plan allows eligible employees to purchase HSBC shares with a maximum monthly purchase of $420. For every three shares purchased under the HSBC ShareMatch Plan (the "Investment Share") the employee is awarded an additional share at no charge (the "Matching Share"). The Investment Share is fully vested at the time of purchase while the Matching Share vests at the end of three years contingent upon continuing employment with the HSBC Group.

(c) Restricted Share Plan

In 2008 and prior, equity incentive awards were granted to eligible employees under a restricted share plan. The Company awarded eligible employees restricted share units (RSUs) for awards granted during 2009 through 2014. These RSUs are recorded as a liability over the relevant vesting period and the Company delivers cash to HSBC when the shares vest to the employees.

(d) Fixed Pay Allowance

Beginning in 2014, a fixed pay allowance ("FPA") program was introduced which grants HSBC shares to certain key employees on a quarterly basis. The FPA shares are not linked to the

(Continued)

(Dollars in thousands)

achievement of any performance conditions and they vest immediately. However, these shares are subject to various retention periods of up to five years based on the role of the employee.

(13) Income Taxes

Under the income tax allocation agreement with the Parent, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis. The Company has $4,133 current income tax receivable, net from the Parent at December 31, 2014.

Pursuant to the agreement with the Parent, the tax effects of temporary differences are included in intercompany tax settlements with the Parent. The Company had $17,912 deferred income tax receivable from the Parent at December 31, 2014. In absence of such an agreement, the Company would have reported net deferred income tax assets of $120,373 at December 31, 2014, related to the following:

Deferred Tax Assets:		
Net operating loss carryforward, Federal and State	$	142,088
New York State subtraction pool		101,368
Deferred compensation		68,722
Future deductions related to REMIC interest		10,618
Alternative minimum tax carryforward		2,291
Other		3,020
Gross deferred tax asset		328,107
Valuation allowance:		(202,634)
Deferred tax assets, net of valuation allowance		125,473
Deferred Tax liabilities:		
Underwriting fees		2,475
Performance fees		2,625
Gross deferred tax liability		5,100
Net Deferred Tax Assets		120,373
Intercompany tax settlements		(102,461)
Net deferred tax assets after settlements	$	17,912

(Dollars in thousands)

As of December 31, 2014, the Company has U.S. Federal net operating loss carry forwards of $87,766 and New York City net operating loss carryforwards of $2,241,728. These carryforwards expire as follows:

		Federal	New York City
Calendar year:			
	2018	$ 7,569	—
	2022	76,755	—
	2023	3,442	—
Prior to	2026	—	114,790
	2027	—	575,083
	2028	—	1,144,458
	2031	—	8,781
	2032	—	45,837
	2033	—	103,377
	2034		249,402
		$ 87,766	2,241,728

For 2014, the beginning and ending amount of unrecognized tax benefits was $573 and $0 respectively. It is reasonably possible that there could be a change in the amount of our unrecognized tax benefits within the next 12 months due to settlements or statutory expirations in various state and local tax jurisdictions.

HSBC North America Consolidated Income Taxes

On March 31, 2014, New York Governor Cuomo signed legislation overhauling New York's corporate tax regime as well as other significant tax changes. Most of these changes take effect for tax years beginning on or after January 1, 2015 and will have a significant and positive future economic impact on HSBC entities with activity taxed in New York State, including the Company. In the absence of the agreement with the Parent, the changes have resulted in an increase to the deferred tax asset of approximately $55,000 at December 31, 2014.

(14) Commitments and Contingent Liabilities

(a) Guarantees

In the normal course of business, the Company provides guarantees to securities clearing organizations, exchanges and central clearing counterparties. These guarantees are generally required

(Dollars in thousands)

under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearing organizations, exchanges and central clearing counterparties often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such agreements is deemed remote.

(b) Commitments

At December 31, 2014, the Company had entered into forward starting reverse repurchase agreements and repurchase agreements of $841,420 and $148,407, respectively. All contracts expire either before or on January 30, 2015.Leases

At December 31, 2014, the Company was obligated under various lease agreements with an affiliated entity relating to property used for office space and business purposes. These lease agreements will expire on December 31, 2015.

(c) Litigation

In addition to the matters described below, in the ordinary course of business, we are routinely named as defendants in, or as parties to, various legal actions and proceedings relating to activities of our current and/or former operations. These legal actions and proceedings may include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief. In the ordinary course of business, we also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. In connection with formal and informal inquiries by these regulators, we receive numerous requests, subpoenas and orders seeking documents, testimony and other information in connection with various aspects of our regulated activities.

In view of the inherent unpredictability of litigation and regulatory matters, particularly where the damages sought are substantial or indeterminate or when the proceedings or investigations are in the early stages, we cannot determine with any degree of certainty the timing or ultimate resolution of litigation and regulatory matters or the eventual loss, fines, penalties or business impact, if any, that may result. We establish reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. Once established, reserves are adjusted from time to time, as appropriate, in light of additional information. The actual costs of resolving litigation and regulatory matters, however, may be substantially higher than the amounts reserved for those matters.

Given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could have a material adverse effect on our financial statements in particular periods.

(Dollars in thousands)

Participants in the U.S. mortgage securitization market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the U.S. mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitizations, and at particular participants within these groups. The Company previously participated in residential loan securitization activities as an underwriter. From 2005 to 2007, the Company acted as underwriter for approximately $34 billion of securities issued by affiliates, and the Company also acted as underwriter for $42 billion of securities issued by third-parties. As an underwriter, the Company's risks primarily relate to misrepresentations or omissions in the offering documents and other client communications.

The Company currently has been named as a defendant in a number of actions in its role as underwriter of residential mortgage-backed securities ("RMBS"), which generally allege that the offering documents for securities issued by securitization trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. As an underwriter of securities issued by affiliates, the Company may be entitled to indemnification by its affiliates. Those affiliates may, in turn, be entitled to indemnification as well. Additionally, as an underwriter of securities issued by third-parties, the Company may be entitled to indemnification by the issuer of the security. While these indemnities were intended to protect the Company from exposure to liability, it is possible that the enforceability of these indemnities may be challenged, or that collection of indemnity payments may be impaired due to the financial condition of the indemnifying party. In cases where the Company is named as a defendant along with its affiliates, we expect to allocate any potential judgment or other potential payment in connection with these matters among the various HSBC entities with potential exposure.

In September 2011, the Federal Housing Finance Agency (the "FHFA"), acting in its capacity as conservator for the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"), filed an action in the U.S. District Court for the Southern District of New York against the Company, HNAH, several affiliates of the Company and five former and current officers and directors of HSI Asset Securitization Corporation ("HASCO") seeking damages or rescission of mortgage-backed securities purchased by Fannie Mae and Freddie Mac that were either underwritten or sponsored by HSBC entities. The matter was resolved in September 2014, with the Company's share of the settlement resulting in a payment of $49,500.

In December 2013, Commerzbank AG London Branch filed a summons with notice in New York County Supreme Court, State of New York, alleging fraud in connection with the sale of RMBS against a number of financial institutions, including the Company, HASCO, HMUS and HSBC. In May 2014 Commerzbank AG London Branch files a complaint against nearly 70 different financial institutions, including the Company, HASCO and HSBC, seeking unspecified damages as a result of alleged fraud and fraudulent concealment committed by the defendants in the securitization of residential mortgages and the sale of those securities to the plaintiff. The defendants have moved to dismiss the complaint.

(Dollars in thousands)

In May 2012, the Federal Deposit Insurance Corporation, acting in its capacity as receiver for Citizens National Bank, filed an action against the Company and 16 other institutions seeking damages or rescission of mortgage-backed securities that were underwritten and sold by the defendants, including the Company. The action is captioned, *Federal Deposit Insurance Corporation as receiver for Citizens National Bank, v. Bear Stearns Asset Backed Securities I, LLC, et al.*, (12-CV-4000). In June 2012 the defendants filed a joint motion to dismiss the complaint. We await the Court's ruling on that motion. In August 2012, the Federal Deposit Insurance Corporation, acting in its capacity as receiver for Colonial Bank, filed two nearly identical actions, one in the Southern District of New York and the other in the Circuit Court of Montgomery County, Alabama, against the Company and several other institutions. The complaints seek damages or rescission of mortgage-backed securities that were underwritten and sold by the defendants, including the Company. The actions are captioned Federal Deposit Insurance Corporation, as receiver for Colonial Bank, case nos. 12 CIV 6166 and 03-CV-2012-901035.00, respectively. The Company is sued as an underwriter only, and has confirmed its right to indemnification by the issuers of the securities at issue in those actions as they concern the Company. These actions are in early stages. At this time we are unable to reasonably estimate the liability, if any, that might arise as a result of these actions.

Since 2010, various HSBC entities have received certain subpoenas and requests for information from U.S. authorities seeking production of documents and information relating to HSBC's involvement, and the involvement of its affiliates, in specified private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC continues to cooperate with these authorities.

In November 2014, HNAH, on behalf of itself and subsidiaries, including, but not limited to, HSBC Bank USA, HASCO, the Company, HSI Asset Loan Obligation, HSBC Mortgage Corporation (USA), HSBC Finance and Decision One Mortgage Company LLC, received a subpoena issued by the US Attorney's Office, District of Colorado, pursuant to the Financial Industry Reform, Recovery and Enforcement Act of 1989, 12 U.S.C. § 1833a ("FIRREA"), concerning the origination, financing, purchase, securitization and servicing of subprime and non-subprime residential mortgages . This matter is at an early stage.

The Company expects these types of claims to continue. As a result, the Company may be subject to additional claims, litigation and governmental and regulatory scrutiny related to its participation in the U.S. mortgage securitization market, either individually or as a member of a group.

In November 2012 a putative class action was filed by Paul Otto Koether IRA Rollover, on behalf of itself and all others similarly situated, against the directors and officers of Overseas Shipping Ltd. ("Overseas") and the underwriters of a $300 million public offering of 8.0625% notes issued by Overseas in March 2012. Overseas itself filed for bankruptcy protection and was not named in the lawsuit. The claims against underwriters, which include the Company, are brought under sections 11, 12 and 15 of the Securities Act of 1933. Due to the issuer's bankruptcy, the underwriters will not receive the benefit of indemnification by the issuer that might otherwise be available to them. We

(Continued)

(Dollars in thousands)

note this matter is in its initial stage and we are unable to reasonably estimate the liability, if any, that might arise as a result.

The Company continues to cooperate in a review of its AML/BSA compliance program by the Financial Industry Regulatory Authority ("FINRA") and a similar examination by the SEC, both of which were initiated in the third quarter of 2012.

In July 2013, HSBC Bank plc and certain of its affiliates, including the Company, received a Statement of Objections from the European Commission relating to its ongoing investigation of alleged anti-competitive activity by a number of market participants in the credit derivatives market between 2006 and 2009. The Statement of Objections sets out the European Commission's preliminary views and does not prejudge the final outcome of its investigation. HSBC responded to the Statement of Objections. Based on the facts currently known, it is not practicable at this time for us to predict the resolution of the European Commission's investigation, including the timing or impact on HSBC or us.

Since March 2014, numerous putative class actions have been filed in the Southern District of New York and the Northern District of California naming as defendants the Company, HSBC USA, HSBC and HSBC Bank plc, in addition to other members of the London Gold Fix. The complaints allege that from around January 1, 2004 to the present, defendants conspired to manipulate the price of gold and gold derivatives during the afternoon London Gold Fix in order to reap profits on proprietary trades. The actions have been transferred to and centralized in the U.S. District Court for the Southern District of New York. An amended and consolidated complaint was filed in December 2014, and defendants' consolidated response thereto is due in February 2015.

In July 2014, putative class actions were filed in the U.S. District Court for the Southern and Eastern Districts of New York naming HSBC, HSBC Bank plc, HSBC Bank USA and the other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 2007 to the present, defendants conspired to manipulate the price of physical silver and silver derivatives for their collective benefit in violation of the U.S. Commodity Exchange Act and US antitrust laws. The actions have been transferred to and centralized in the U.S. District Court for the Southern District of New York. An amended and consolidated complaint was filed in January 2015 naming the Company along with the previously identified HSBC affiliates, and defendants' consolidated response thereto is due in March 2015.

(15) Risk Management

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill

its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Concentrations of Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities. The potential for changes in the market value of our trading positions is referred to as market risk. Such positions result from market-making, proprietary trading, and investing activities. All of the Company's inventory positions are marked-to-market and changes recorded in Trading – net.

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with its custodian. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

The Company records all contractual commitments involving future settlement at fair value. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable from and payable to brokers, dealers, and clearing organizations.

Concentrations of Credit Risk

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms, and duration of the contractual agreement, market fluctuations, and the value of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight.

The Company regularly transacts business with, and owns securities issued by, a range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized

financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates.

The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government and government agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations arise principally from financial or contractual commitments involving future settlements, fixed income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

(16) Offsetting of Resale and Repurchase Agreements and Securities Borrowing and Lending Agreements

The table below presents reverse repurchase agreements and repurchase agreements subject to Master Repurchase Agreements and securities borrowing and lending agreements subject to Master Securities Lending Agreements. The Company accounts for transactions subject to these agreements as collateralized financings and those with a single counterparty are presented net on the balance sheet, provided certain criteria are met that permit balance sheet netting under U.S. GAAP. Most transactions subject to these agreements do not meet those criteria and thus are not eligible for balance sheet netting. Collateral pledged and received consists of securities, and is not netted on the balance sheet against the related collateralized assets and liabilities.

(Dollars in thousands)

The following table provides information about financial assets that are subject to offset as of December 31, 2014:

	Gross Amounts Recognized	Gross Amounts Offset in the Balance Sheet (1)	Net Amounts Presented in the Balance Sheet	Gross Amounts Not Offset: Financial Instruments (2)	Gross Amounts Not Offset: Cash Collateral Received	Net Amount (3)
Securities purchased under agreements to resell	$ 55,494,548	(19,710,199)	35,784,349	35,775,341	—	9,008
Receivables under securities borrowing arrangements	26,887,141	—	26,887,141	26,428,401	—	458,740
Securities sold under agreements to repurchase	$ 83,216,573	(19,710,199)	63,506,374	63,502,247	—	4,127

(1) Represents recognized amount of resale and repurchase agreements with counterparties subject to legally enforceable netting that meet the applicable netting criteria as permitted by generally accepted accounting principles.
(2) Represents securities received or pledged to cover financing transaction exposures.
(3) Represents the amount of our exposure that is not collaterized / covered by pledged collateral.

(17) Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the SEC, Regulation 1.17 of the CFTC, and the capital rules of the FINRA. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that it maintains a minimum net capital, as defined, equal to the greater of $5,000 or 2% of aggregate debit balances arising from customer transactions, as defined. In addition, under the CFTC regulations, the Company is required to maintain a minimum net capital in an amount equal to the greater of $1,000 or 8% of total risk margin in noncustomer accounts plus 8% of total risk margin in customer accounts, pursuant to the Commodity Exchange Act, exclusive of the market value of commodity options purchased by option customers. At December 31, 2014, the Company's net capital was $1,050,336 which was 109.57% of aggregate debit balances, and $816,298 in excess of its required net capital of $234,038.